

Report of Independent Registered Public Accounting Firm

To Management and Board of Directors of Sanford C. Bernstein & Co., LLC

We have examined Sanford C. Bernstein & Co., LLC 's (the "Company") assertions, included in the accompanying Sanford C. Bernstein & Co., LLC's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was not effective during the year ended December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was not effective as of December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2021, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2021, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Sanford C. Bernstein & Co., LLC's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 150 3rd Avenue South, Suite 1400, Nashville, TN 37201
T: (615) 503 2860, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management and we previously concluded that:

- the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2021,
- the Company was in compliance with the net capital rule and the reserve requirements rule as of December 31, 2021, and
- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

However, management has subsequently determined that the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended December 31, 2021 because the following material weakness in the Company's internal control over compliance was identified to have existed as of and during the year ended December 31, 2021:

- The Company's internal controls over compliance with Rule 2231 of the Financial Industry Regulatory Authority were not effectively designed or operating to ensure the complete and accurate generation and distribution of customer account statements.

Accordingly, Sanford C. Bernstein & Co., LLC's Compliance Report has been restated and our opinion on the Company's internal control over compliance with the financial responsibility rules, as presented herein, is different from that expressed in our previous report.

In our opinion,

- because of the material weakness referred to above, the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended December 31, 2021,
- the Company was in compliance with the net capital rule and the reserve requirements rule as of December 31, 2021, and
- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

February 25, 2022, except for the effects of the matter described in the last paragraph of Sanford C. Bernstein & Co., LLC's Compliance Report, as to which the date is December 8, 2022.